Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274315

SUPPLEMENT NO. 2, DATED November 3, 2023

(to the Joint Proxy Statement/Prospectus dated October 11, 2023)

SUPPLEMENT TO

PROXY STATEMENT FOR SPECIAL MEETING OF AMERICAN EQUITY INVESTMENT LIFE

HOLDING COMPANY AND PROSPECTUS FOR CLASS A LIMITED VOTING SHARES OF

BROOKFIELD ASSET MANAGEMENT LTD.

This joint proxy statement/prospectus supplement (this “Supplement”) supplements the joint proxy statement/prospectus, dated October 11, 2023 (as supplemented by Supplement No. 1 thereto, dated October 30, 2023, the “Joint Proxy Statement/Prospectus”) that was mailed by American Equity Investment Life Holding Company, an Iowa corporation (the “Company”) to its shareholders on or about October 12, 2023 in connection with the proposed merger (“Merger”) of the Company with a wholly-owned subsidiary of Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent”). Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”), filed the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-4 (Registration No. 333-274315).

You should read carefully and in their entirety this Supplement and the Joint Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” of the Joint Proxy Statement/Prospectus.

The SEC and state securities regulators have not approved or disapproved these securities or determined if the Joint Proxy Statement/Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Supplement to the Joint Proxy Statement/Prospectus is dated November 3, 2023.

As previously disclosed, on July 4, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent, Arches Merger Sub, Inc., an Iowa corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and solely for the limited purposes set forth in the Merger Agreement, BAM. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company being the surviving company in the Merger.

As of the date of this Supplement, the Company, to its knowledge, has received ten (10) demand letters from purported shareholders of the Company (the “Demand Letters”) requesting that the Company provide additional disclosures in a supplement to the Joint Proxy Statement/Prospectus. The Demand Letters allege, among other things, that the Joint Proxy Statement/Prospectus contains incomplete information concerning the Company’s financial projections, as well as the financial analyses conducted by Ardea Partners LP and J.P. Morgan Securities LLC, the Company’s financial advisors.

The Company believes that the allegations in the Demand Letters are without merit and that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law. However, in order to avoid the risk of such allegations delaying or adversely affecting the Merger, and to minimize cost and distraction, the Company has determined to voluntarily supplement the Joint Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in this Supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Joint Proxy Statement/Prospectus. To the contrary, the Company specifically denies all allegations that any additional disclosure was or is required.

The Supplemental Disclosures will not change the consideration to be paid to shareholders of the Company in connection with the Merger or the timing of the special meeting of shareholders of the Company (“Special Meeting”) to be held in-person on Friday, November 10, 2023, at 9:00 A.M. Central Time at 6000 Westown Parkway, West Des Moines, IA 50266.

SUPPLEMENTAL DISCLOSURES TO THE JOINT PROXY STATEMENT/PROSPECTUS

The Supplemental Disclosures should be read in conjunction with the disclosures contained in the Joint Proxy Statement/Prospectus, which should be read in its entirety. All page numbers referenced in the Supplemental Disclosures below refer to the page numbers in the Joint Proxy Statement/Prospectus filing by BAM and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Joint Proxy Statement/Prospectus. Where a disclosure has been amended and restated in part, bold and underlined text indicates language that has been inserted, and bold and strikethrough text indicates language that has been deleted. Except as specifically noted herein, the information set forth in the Joint Proxy Statement/Prospectus remains unchanged, and to the extent the information set forth below differs from or conflicts with the information set forth in the Joint Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Joint Proxy Statement/Prospectus.

1.

The following table replaces in its entirety the table that appears in the second paragraph in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors—Opinion of Ardea Partners LP—Valuation Analyses—Historical Premia Analysis” on page I-56 of the Joint Proxy Statement/Prospectus:

Year	Median Premia to Unaffected Share Price	# of Transactions with Disclosed Premium
2019	18.3%	37
2020	24.0%	22
2021	29.9%	50
2022	37.5%	34
2023 (as of 6/30/23)	35.6%	21

2.

The disclosure in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors—Opinion of Ardea Partners LP—Valuation Analyses—Dividend Discount Model Analysis” beginning on page I-57 of the Joint Proxy Statement/Prospectus is hereby amended as follows:

Ardea used the Forecasts to calculate an illustrative range of implied values for the AEL Common Stock by discounting to present value the total capital return to the Shareholders, as provided to Ardea by AEL’s management, and terminal values. Among other assumptions, Ardea used the following assumptions: (i) a March 31, 2023 valuation date, (ii) a terminal growth rate ranging from 1% to 2% as provided by the Company management, and (iii) discount rates ranging from 9.0% to 11.0% representing a cost of equity range based on an analysis of AEL and the Selected Public Companies’ cost of equity. The total capital return to the Shareholders for the period of 2023 to 2027, as well as the range of terminal values, were discounted to present values as of March 31, 2023 using the mid-year convention for discounting. Ardea arrived at a range of implied equity values, divided that range of implied equity values by the number of fully diluted shares of AEL Common Stock based on 77.89 million common shares outstanding plus dilutive instruments, as provided to Ardea by AEL’s management, assuming AEL continued to operate as a standalone entity, and arrived at a range of implied equity values per share of AEL Common Stock of $46.36 to $63.36.

3.

The disclosure in the section entitled “The Transactions—Opinion of AEL’s Financial Advisors—Opinion of J.P. Morgan Securities LLC—Dividend Discount Model Analysis” on page I-63 of the Joint Proxy Statement/Prospectus is hereby amended as follows:

Dividend Discount Model Analysis. Using the Forecasts, J.P. Morgan conducted a dividend discount analysis to determine a range of implied values for AEL Common Stock based on ~~fully diluted shares outstanding~~77.89 million common shares outstanding plus dilutive instruments as provided by AEL’s management, assuming AEL continued to operate as a standalone entity. The range was determined by adding the present value of an estimated future capital return stream for AEL over a five-year period from 2023 through 2027 and the present value of an estimated terminal value at the end of 2027. In performing its analysis, J.P. Morgan made the following assumptions, among others: (i) March 31, 2023 valuation date; (ii) a terminal growth rate of 0.5% to 2.0%, as provided by the Company management; (iii) a cost of equity range of 9.25% to 11.25%, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment; and (iv) mid-year discounting.

This analysis implied a value of $43.82 to $61.17 per share of AEL Common Stock based on ~~fully diluted shares outstanding~~77.89 million common shares outstanding plus dilutive instruments as provided by AEL’s management.

4.	The disclosure in the third to last paragraph on page I-41 of the Joint Proxy Statement/Prospectus the section entitled “The Transactions—Background of the Merger” is hereby amended as follows:

On May 3, 2023, AEL and Party C executed a mutual non-disclosure agreement (the “Party C Confidentiality Agreement”) in order to further facilitate discussions regarding a potential merger transaction involving AEL and Party C. The Party C Confidentiality Agreement provided for automatic termination of the standstill contained therein (which included a “don’t ask, don’t waive” clause) upon the AEL Board’s approval of a transaction that would result in the sale of AEL. Ensuing preliminary discussions with Party C continued through May and June but did not lead to significant engagement on a potential transaction structure or terms between Party C and AEL.

Forward-Looking Statements

Except for historical information, all other information in this Supplement consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, and related oral statements the Company or BAM may make, are subject to risks and uncertainties, many of which are beyond the Company’s or BAM’s control, that could cause actual results to differ materially from those projected, anticipated or implied. For example, (1) conditions to the closing of the proposed transaction may not be satisfied, (2) regulatory approvals required for the proposed transaction may not be obtained, or required regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could have a material adverse effect on the Company or BAM or cause certain conditions to closing not to be satisfied, which could result in the termination of the Merger Agreement, (3) the timing of completion of the proposed transaction is uncertain, (4) the business of the Company may suffer as a result of uncertainty surrounding the proposed transaction, (5) events, changes or other circumstances could occur that could give rise to the termination of the Merger Agreement, (6) there are risks related to disruption of management’s attention from the ongoing business operations of the Company due to the proposed transaction, (7) the announcement or pendency of the proposed transaction could affect the relationships of the Company with its clients, operating results and business generally, including on the Company’s ability to retain employees, (8) the pendency or consummation of the proposed transaction may have negative effects on the market price of the Company’s common stock and/or the Company’s operating results, (9) the outcome of any legal proceedings initiated against the Company or BAM during the pendency of the proposed transaction could adversely affect the Company or BAM, including their ability to consummate the proposed transaction, (10) the risk and uncertainty related to securing the shareholder approval and satisfaction of other closing conditions to consummate the Merger, (11) the failure to realize the expected benefit of the Merger and significant transaction costs and/or unknown or inestimable liabilities, (12) the risk that the Company’s business will not be integrated successfully or that integration may be more difficult, time consuming or costly than expected and (13) the Company or BAM may be adversely affected by other economic, business, and/or competitive factors as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including the risk factors included in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, BAM’s Annual Report on Form 20-F and other documents of the Company or BAM on file with, or furnished to, the SEC. Any forward-looking statements made in this communication are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company or BAM will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or BAM or their business or operations. None of the Company or BAM undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by federal securities laws. All subsequent written or oral forward-looking statements attributable to the Company or BAM and/or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph. References to additional information about the Company and BAM have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Supplement.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a proxy statement on Schedule 14A that was combined with a registration statement filed by BAM on Form F-4 with respect to the class A limited voting shares of BAM to be issued as part of the proposed transaction (such combined proxy statement and Form F-4, the “joint proxy statement/prospectus”) and the Company, Parent or BAM may file or furnish other documents with the SEC and, in the case of Parent and BAM, with the applicable Canadian securities regulatory authorities, regarding the proposed transaction. INVESTORS IN AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC OR APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with, or furnished to, the SEC or the applicable Canadian securities regulatory authorities by Parent or BAM through the website maintained by the SEC or applicable Canadian securities regulatory authorities, as applicable, at www.sec.gov or www.sedarplus.com, respectively, or on Parent’s or BAM’s investor relations website, as applicable, at https://bnre.brookfield.com/reports-filings/regulatory-filings and https://bam.brookfield.com/reports-filings/regulatory-filings, respectively. Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents filed with, or furnished to, the SEC by the Company through the website maintained by the SEC at www.sec.gov, on the Company’s investor relations website at https://ir.american-equity.com/, or by contacting Steven Schwartz, head of the investor relations department of the Company: sschwartz@american-equity.com.

Participants in the Solicitation

The Company, Parent, BAM and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Merger. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s annual proxy statement filed with the SEC on April 28, 2023 and in other filings with the SEC. Information regarding Parent’s directors and executive officers is contained in Parent’s Form 20-F filed on March 31, 2023. Information regarding BAM’s directors and executive officers is contained in BAM’s Form 20-F filed on April 3, 2023. You may obtain free copies of these documents as described in the preceding paragraph filed with, or furnished to, the SEC. All such documents, when filed or furnished are available free of charge on the SEC’s website (www.sec.gov), on the Company, Parent or BAM’s respective investor relations webpages listed above, or, in the case of such documents filed or furnished with the SEC by the Company, by directing a request to the Company at the Investor Relations contact above.